Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (1)

	2000	2001	2002	2003	2004	Six Months Ended June 30 2005
	(in thousands)
Earnings
Income From Continuing Operations *	65,951	92,533	105,882	104,958	115,347	75,940
Fixed Charges	51,062	68,217	73,381	93,294	80,695	45,498
Distributed Income of Equity Investment	—	40,800	30,938	28,003	47,213	19,047
Capitalized Interest	(4,559)	(4,000)	(4,345)	(5,290)	(4,227)	(2,255)
Total Earnings	112,454	197,550	205,856	220,965	239,028	138,230

Fixed Charges
Interest Expense	44,423	62,057	66,192	84,250	72,053	40,914
Capitalized Interest	4,559	4,000	4,345	5,290	4,227	2,255
Rental Interest Factor	2,080	2,160	2,844	3,754	4,415	2,329
Total Fixed Charges	51,062	68,217	73,381	93,294	80,695	45,498

Ratio: Earnings / Fixed Charges	2.20	2.90	2.81	2.37	2.96	3.04

* Excludes minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings.

(1)          Amounts presented for the years 2000 through 2004 have been modified from previous presentations.  The difference between the current presentation and previous presentations is not greater than 0.11 for any given year.